Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

Ponce Financial Group, Inc. (“Ponce Financial”) has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common stock, par value $0.01 per share. The following summary description of the common stock of Ponce Financial does not purport to be complete and is qualified in its entirety by reference to Ponce Financial's Article of Incorporation and Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, as well as Maryland and federal laws applicable to Ponce Financial.

General

Ponce Financial is authorized to issue 200,000,000 shares of common stock, par value of $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. The shares of common stock represent nonwithdrawable capital, are not an account of an insurable type, and are not insured by the FDIC or any other government agency.  Our common stock is traded on the Nasdaq Global Market under the symbol PDLB.

Common Stock

Dividends. Ponce Financial may pay dividends in an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent, as and when declared by our board of directors. The payment of dividends by Ponce Financial is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce Ponce Financial’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of Ponce Financial are entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Ponce Financial issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of Ponce Financial have exclusive voting rights in Ponce Financial. They elect Ponce Financial’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Ponce Financial’s common stock, however, is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Ponce Financial issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.

As a federally-chartered stock savings bank, corporate powers and control of Ponce Bank are vested in its board of directors, who elect the officers of Ponce Bank and who fill any vacancies on the board of directors. Voting rights of Ponce Bank are vested exclusively in the owners of the shares of capital stock of Ponce Bank, which is Ponce Financial, and voted at the direction of Ponce Financial’s board of directors. Consequently, the holders of the common stock of Ponce Financial do not have direct control of Ponce Bank.

Liquidation. In the event of any liquidation, dissolution or winding up of Ponce Bank, Ponce Financial, as the holder of 100% of Ponce Bank’s capital stock, would be entitled to receive all assets of Ponce Bank available for distribution, after payment or provision for payment of all debts and liabilities of Ponce Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account specifically created for certain depositors. In the event of liquidation, dissolution or winding up of Ponce Financial, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Ponce Financial available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Ponce Financial are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Restrictions on Dividends and Stock Repurchases

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate of earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a savings and loan holding company to pay dividends may be restricted if a subsidiary savings association becomes undercapitalized. The regulatory guidance also states that a savings and loan holding company should inform Federal Reserve Bank supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the savings and loan holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of Ponce Financial to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

 Restrictions on Ownership

Ponce Financial’s articles of incorporation provide, subject to certain exceptions, that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. In addition, federal regulations provide that for a period of three years following January 27, 2022 (the date of the closing of Ponce Financial’s merger with its predecessor), no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of Ponce Financial’s equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of Ponce Financial’s equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Maryland law restricts mergers, consolidations, sales of assets and other business combinations between Ponce Financial and an interested stockholder. The Maryland General Corporation Law also provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation.

Additionally, under the Change in Bank Control Act, no person may acquire control of an insured savings association or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a savings association without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of our directors, or a determination by the Federal Reserve Board that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with Ponce Financial, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

The Federal Reserve Board has adopted a final rule, effective September 30, 2020, that revises its framework for determining whether a company has a “controlling influence” over a bank or savings and loan holding company for purposes of the Bank Holding Company Act and the Savings and Loan Holding Company Act. FRB regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Ponce Financial or Ponce Bank without the FRB’s prior approval.